BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, GA 30338
October 5, 2009
VIA EDGAR CORRESPONDENCE
United States Securities & Exchange Commission
100 F Street, NE
Mail Stop 4631
Washington, D.C. 20549
Attn: Mr. Rufus Decker, Accounting Branch Chief
RE: BlueLinx Holdings, Inc.
Form 10-K for Fiscal Year Ended January 3, 2009, Form 10-Q
for Fiscal Quarter Ended April 4, 2009
Dear Mr. Decker:
          On behalf of BlueLinx Holdings Inc. (“we”, “our”, “us” or the “Company”), this letter responds to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) to the above referenced filings, as set forth in your letter dated September 22, 2009. Each of the Company’s responses is set forth immediately below the text of the correlative Staff comment.
Form 10-K for the Year Ended January 3, 2009
General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

The Company acknowledges the foregoing comment and will make in its future filings, including interim filings, such additional disclosures or other revisions, as applicable, as are required to address the Staff’s comments below.
Financial Statements
2. Summary of Significant Accounting Policies, page 48
Restricted Cash, page 48

2.	We have read your response to comment eight from our letter dated July 30, 2009. You indicated that you considered the changes in restricted cash held in escrow associated with your mortgage as a financing activity. However, given the size of the restricted cash held in escrow related to the mortgage as compared to the entire restricted cash balance, and total cash flows from operations in your Form 10-K for the year ended January 3, 2009, the reclassification of such amounts was not required as the amount was immaterial. Please tell us what consideration you gave to the materiality of the changes in restricted cash held in escrow associated with your mortgage on operating activities for the six months ended July 4, 2009. Please also tell us how you determined that your restricted cash held in escrow associated with your mortgage as compared to the entire restricted cash balance is not material as of January 3, 2009 and July 4, 2009.

We considered the following quantitative and qualitative characteristics when evaluating materiality of cash flows related to the mortgage:
•	The change in restricted cash associated with the mortgage facility during the year ended January 3, 2009 was a cash use of $9.1 million, compared to total cash provided by operations as reported of $181.3 million or approximately 5% of the operating cash flows for the period;

•	Cash flows in the prior year corresponding periods associated with the mortgage related to restricted cash was $0;

•	The change in restricted cash associated with the mortgage facility during the six months ended July 4, 2009 was a cash use of $6.4 million, compared to total cash used in operations as reported of $12.8 million or approximately 50% of the operating cash flows for the period. Cash flows associated with mortgage related restricted cash for the six months ended June 28, 2008 was $0, compared with total cash provided by operating activities of $30.8 million. The small base of total cash flows used in operating activities during 2009 was caused by the significant net loss in the period, offset by changes in working capital account balances;

•	The restricted cash related to the mortgage was 40% and 57% of the total restricted cash balance at January 3, 2009 and July 4, 2009, respectively. The restricted cash balance is classified in the other non-current asset line item in the balance sheet. Total non-current assets at January 3, 2009 and July 4, 2009 were $212.7 million and $185.4 million, respectively, of which mortgage related restricted cash was $10.3 million and $16.7 million, respectively;

•	Reclassification of the change in restricted cash associated with the mortgage facility would result in an improvement to operating cash flows for the year ended January 3, 2009 and the six months ended July 4, 2009;

•	The classification of the change in restricted cash associated with the mortgage facility as cash used in operations did not impact any cash flow trends;

•	The classification as operating cash flows did not hide a failure to meet analysts’ consensus expectation for the enterprise as it relates to the generation of operating cash flows, primarily due to the fact that the classification of restricted cash relative to the mortgage decreased cash provided by operations for the periods presented;

•	The classification of the change in restricted cash associated with the mortgage facility as cash used in operations did not cause a shift from cash provided by operations to cash used by operations;

•	The classification of these cash flows does not impact the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements;

•	The Company does have annual bonuses contingent upon certain performance metrics related to operating cash flow; however, the change in restricted cash related to the mortgage decreased cash provided by operations for the periods presented. Therefore, changes in cash relative to the mortgage did not have the effect of increasing management’s compensation in the periods presented;

•	The classification does not involve the concealment of an unlawful transaction;

•	The classification did not mask a change in earnings as the presentation only related to the cash flow statement classification and has no impact to the results of operations or balance sheets;

•	The Company determined that reclassification of the change in cash flows would have no impact on the volatility of the price of the Company’s securities, primarily due to the fact that the change in cash flows did not mask failures to meet analyst expectations relative to operating cash flow expectations. In addition, the classification of restricted cash flow changes relative to the mortgage would not effect earnings and related earnings per share which are the primary financial performance indicators used by investors. As a result management also determined that reclassification was not likely to change how the Company would be viewed by investors or trigger a positive or negative market reaction.

•	The Company considered the potential for confusion created by disparate classifications of the components of restricted cash in the statement of cash flows, and determined that the benefit of separate classification of portions of restricted cash did not outweigh the potential confusion that such treatment might create to the users of the financial statements.
Considering the positive and negative factors discussed above, the Company concluded that the cash flows associated with the mortgage were not material to operating cash flows in our Form 10-K for the year end period January 3, 2009 and the Form 10-Q for the six month period ended July 4, 2009. However, the Company recognizes that the restricted cash balance associated with the mortgage is likely to continue to grow for the foreseeable future. Based on management’s evaluation of the Staff’s comment and the potential for continued future growth in the cash flow streams related to the mortgage, the Company will classify the change in restricted cash required by the mortgage facility, in our Form 10-Q for the period ending October 3, 2009, as cash used in financing activities in the statement of cash flows, and will reclassify such amounts for all prior periods presented. The Company will disclose the nature of the reclassification in the notes to the financial statements.
Exhibits, page 87
3.	We note your response to comment 15 in our letter dated July 30, 2009. Please file exhibits and schedules to exhibits 10.11 and 10.14 in their entirety with your next Exchange Act report.

We will file the exhibits and schedules to exhibits 10.11 and 10.14 with our Form 10-Q for the period ending October 3, 2009. We intend to file a confidential treatment request with the Staff for certain information in the schedules.

Critical Accounting Policies, page 38
Income Taxes, page 41
4.	We have read your response to comment 21 from our letter dated July 30, 2009. You indicated that you considered available positive and negative evidence, relative to the four sources of taxable income, to determine whether a valuation allowance was necessary. We have the following comments.

•	Please disclose and provide a more robust discussion of the positive and negative evidence you considered in your determination of whether your deferred tax assets were recoverable and also disclose how that evidence was weighted;

•	Your revised disclosure should also disclose the facts and circumstances that changed from the end of fiscal year 2008 to the end of the first quarter of fiscal 2009 regarding your valuation allowance;

•	Please enhance the revised disclosure of your income taxes critical accounting policy to include a discussion of the significant estimates outlined in your response; including but not limited to the estimates used for calculating future taxable income; and

•	Disclose the financial statement impact if actual results differ from the estimates and assumption made by management. Refer to the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040. Please show us supplementally what your revised disclosure will look like.

In response to the Staff’s comments, the Company proposes to include the following disclosure in the Notes to our Consolidated Financial Statements, substantially in the form below in future annual and interim filings:

“Our financial statements contain certain deferred tax assets which have arisen primarily as a result of tax benefits associated with the loss before income taxes incurred during fiscal 2008 and the first nine months of fiscal 2009, as well as deferred income tax assets resulting from other temporary differences related to certain reserves, pension obligations and differences between book and tax depreciation and amortization. Generally Accepted Accounting Principals (“GAAP”) require the consideration of a valuation allowance to reflect the likelihood of realization of deferred tax assets. In evaluating our ability to recover our deferred income tax assets, we considered available positive and negative evidence.

During the year ended January 3, 2009, the Company reported a net loss. This reported loss along with losses reported in prior periods was considered negative evidence which carried substantial weight. Therefore, the Company considered evidence related to the four sources of taxable income, to determine whether such positive evidence outweighed the negative evidence associated with the losses incurred. The positive evidence considered included:
•	taxable income in prior carryback years, if carryback is permitted under the tax law;

•	future reversals of existing taxable temporary differences (i.e., offset gross deferred tax assets against gross deferred tax liabilities);

•	tax planning strategies; and

•	future taxable income exclusive of reversing temporary differences and carryforwards.
As of January 3, 2009, there was no taxable income in carryback years to offset the net losses recorded as deferred tax assets as of January 3, 2009. The Company considered the future reversal of temporary differences prior to projecting future taxable income. Net deferred tax assets that would not be offset by future reversal of deferred tax liabilities totaled $29.3 million at January 3, 2009.

As of January 3, 2009, the Company projected a cumulative pre tax profit for the three year period ended

2010. The cumulative profit was substantially driven by projected positive results from operations in 2010, which was developed using the housing start forecasts available at that time and operating expense reductions of 15% in 2009 and 6% in 2010. The Company’s business is closely tied to housing starts and third party estimates of housing starts are considered when estimating our revenue. The Company develops housing starts assumptions using internal data, which is validated using external housing start forecasts published by third party sources. At the end of fiscal 2008 and through early March 2009, housing starts were projected to be 716,000 for 2009 and 950,000 for 2010.
     Additionally, expected gains from the disposal of appreciated real estate in 2009 and 2010 impacted the Company’s projections of cumulative pretax income for the three year period ended 2010. The fair value of the Company’s real estate assets substantially exceed the carrying value, which resulted in the Company being in a position with the ability to forecast and consider such gains in our projection of future income.
Based on the weight of the available positive and negative evidence at the end of fiscal 2008 and through early March 2009, the Company concluded that the evidence relative to potential future income generated from operations and the sale of appreciated real estate carried enough weight to overcome the weight of the negative evidence of losses. Therefore, management determined that the existing federal deferred tax assets would be realized in conjunction with closing and reporting fiscal year 2008 and did not record any valuation allowance related to federal deferred tax assets.
In regard to our state deferred tax assets, we considered the positive evidence associated with tax planning strategies that would be implemented to avoid the loss of these assets. Considering the weight of this evidence, the Company believed the positive evidence overcame the negative evidence of the fiscal year 2008 loss and previously reported losses in the states where the tax planning strategy was executable. For those states where we would not be able to execute the strategy, we recorded a valuation allowance of $1.1 million as of the end of fiscal year 2008 and $0.3 million related to non-deductible excess compensation.
During the first quarter of fiscal year 2009, our net deferred tax assets increased to $40.2 million, net of a $1.1 million valuation allowance. The increase in deferred tax assets was primarily attributable to a pretax loss of approximately $33 million for the first quarter of 2009.
The Company evaluated the weight of available positive and negative evidence during the first quarter 2009 closing and reporting process. In late March and April, subsequent to the filing of the 10-K, there was a substantial drop in revenue compared to expectations. In addition, due to a combination of tighter lending standards and deteriorating conditions in residential and commercial construction, negotiations stalled or were terminated for several of the Company’s planned sales of real estate.
Due to the changes in the environment and Company plans noted above, the Company updated its projection of future income. As previously discussed, the Company utilizes third party forecasts in developing its annual projections, specifically related to housing starts. As projections were received in March and April 2009, we noted that comparative third party estimate of 2009 housing starts had decreased significantly from previous estimates. During the first quarter, such external estimates for 2009 housing starts dropped from 716,000 to 616,000. We considered the new information in relation to our experience in March and April.
The changes in our internal assumptions and revised external expectations of 2009 housing starts resulted in a change in our projections from cumulative pre tax income for the three year period ended 2010 to a cumulative pre tax loss for the three year period ended 2010.
The downward revisions in forecasted housing starts at the end of the first quarter 2009, the lack of signs of recovery in the overall economy and the inability to close real estate deals in late March and April led the Company to conclude that, as of April 4, 2009, the weight of the positive evidence was no longer sufficient to overcome the weight of the negative evidence of reported losses and a full valuation allowance of $40.2 million for all deferred income tax assets was necessary as of April 4, 2009.”
In response to the Staff’s comments, the Company proposes to include the following disclosure in the “Management’s Discussion and Analysis” section, substantially in the form below, contained in our future annual and interim filings:
“Our financial statements contain certain deferred tax assets which have arisen primarily as a result of tax benefits associated with the loss before income taxes incurred during fiscal 2008 and fiscal 2009, as well as deferred income tax assets resulting from temporary differences. Generally Accepted Accounting Principles (“GAAP”) require the consideration of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Significant management judgment is required in determining any valuation allowance recorded against net deferred tax assets. In evaluating our ability to recover our deferred income tax assets, we considered available positive and negative evidence, including our past operating results, our ability to carryback losses against prior taxable income, the existence of cumulative losses in the most recent years, our forecast of future taxable income and an excess of appreciated assets over the tax basis of our net assets. In estimating future taxable income, we developed assumptions including the amount of future state and federal pretax operating and non-operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions required significant judgment about the forecasts of future taxable income, including, but not limited to, projected cost savings and changes in housing starts as well as projected gains on the sale of real estate.
     If the realization of deferred tax assets in the future is considered more likely than not, a reduction to the valuation allowance related to the deferred tax assets would increase net income in the period such determination is made. Such a determination would be based on the consideration of all available evidence and the weight of such evidence.”
* * * *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,
/s/ H. Douglas Goforth
H. Douglas Goforth
Chief Financial Officer